Exhibit 99.18

                              musicmaker.com, Inc.
                        c/o Barington Capital Group, L.P.
                               888 Seventh Avenue
                                   17th Floor
                            New York, New York 10019


VIA FEDERAL EXPRESS
-------------------

June 14, 2002

Ann L.Winblad
Hummer Winblad Venture Partners
2 South Park, 2nd Floor
San Francisco, CA  94109

Dear Ms. Winblad:

      The reason I am writing to you is that telephonic and written communications to Mr. Kearby have been fruitless because Mr. Kearby has failed to respond.

      Although shareholders do not have the specific financial information regarding the proposed transaction with Alliance Entertainment Corp., many respected individuals in the industry have indicated that Alliance is involved in an industry that operates on very thin margins, which makes profitability very difficult. As you may be aware, Alliance filed bankruptcy in 1997, and was then acquired by Yucaipa Companies in 1998. Furthermore, Yucaipa gave Alliance an additional $25 million in November 2000, to fund its digital properties.

      Why would a company with $600 million in revenues in its most recent fiscal year merge with Liquid Audio, who only had revenues of $136,000 in the most recent quarter? I would speculate that Yucaipa's interest in Liquid Audio is for the approximate $85 million in cash that Liquid Audio has in the bank. I suspect that Alliance has a substantial amount of debt, and desperately needs a cash infusion to continue to operate its business.

      The proposed transaction has onerous and ridiculous breakup fees, which in my opinion, are clearly designed to entrench Liquid Audio's current management and permit Mr. Kearby to maintain his position with the company and continue wasting corporate assets. The inclusion of a provision to pay Alliance an additional $750,000 if the Company decides to liquidate within six months if the transaction is not approved by shareholders is unconscionable.

      I am sure you realize the anger Liquid Audio's shareholders have toward management and the Board of Directors, as they have lost hundreds of millions of dollars in market value. We have received numerous calls from large and small shareholders who are outraged and disgusted with the shabby treatment they have received from the management of the Company.

      It seems to me that as a venture capitalist you would require the management of the Company to be sensitive to shareholder concerns, especially as the Company lost over $37 million last year, and had a cash burn in the recent quarter of $5 million.

      The Company did not announce or hold its 2002 Annual Meeting of Stockholders on a timely basis and has wasted substantial sums of money in an effort to frustrate and thwart the shareholder process. I respectfully request that you and your fellow directors permit the Annual Meeting of Shareholders to occur on Monday, July 1, 2002, as the Company had originally scheduled. The Company has already spent the money for this meeting and filed its preliminary proxy with the Securities and Exchange Commission.

      I sincerely believe that two substantial outside directors, such as James Mitarotonda and myself, would provide shareholders an avenue in which to express their views. The Company needs input from "truly independent directors."

      In the investment banking industry, your reputation should be sacred. In my opinion, you have done yourself and your firm a great disservice by permitting yourself to be involved in the wasteful acts carried out by management and the Board of Directors of Liquid Audio, Inc. How could you in good conscience allow the Company to potentially pay up to $3 million in breakup fees, when you know the shareholders want the Company to liquidate its assets?

      The shareholders spoke clearly yesterday when the stock dropped by 10% and traded more than three times its normal volume.

      If you would like to discuss this matter, I can be reached at (570) 822-6277, ext. 23.

                                          Sincerely,

                                          /s/ Seymour Holtzman
                                          -----------------------------
                                          Seymour Holtzman
                                          Chairman of the Board